

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

DIVISION OF
CORPORATION FINANCE

May 17, 2012

<u>Via E-Mail</u>
William J. Golden
Managing Member
Polymathes Holdings I LLC
20 Nassau Street, Suite M
Princeton, NJ 08542

> **Re: Epolin, Inc.**
> **Schedule TO filed on May 8, 2012**
> **Filed by Polymathes Holdings I LLC and**
> **Polymathes Acquisition I Inc.**
> **File No. 5-62227**

Dear Mr. Golden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Schedule TO</u>

<u>General</u>

1. We note that the bidders have entered into Tender and Voting Agreements with Mr. Cohen and Mr. Ivchenko, who collectively own 28.4% of Epolin's outstanding common stock. Rule 13d-3(a) defines beneficial ownership of a security to include any person who has voting power and/or investment power with respect to the security. In addition, the power to vote securities pursuant to an irrevocable proxy creates beneficial ownership. <u>See</u> Example 7 in SEC Release 34-13291 (Feb. 24, 1977). Please have the bidders immediately file a Schedule 13D. Please be advised that filing at this late date will not necessarily affect the determination of liability under the federal securities laws for the failure

to timely file the Schedule 13D. <u>See</u> Question104.03 in the Exchange Act
Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting
section of the Division's Compliance and Disclosure Interpretations.

<u>How will I be notified if the Offer is extended, page vi</u>

2. Regarding extensions of the offer, please revise to state that the announcement of
the extension shall be issued no later than <u>9:00 a.m., Eastern time</u>, on the next
business day after the scheduled expiration date of the offer. Refer to Rule 14e-
1(d). Please also revise the similar disclosure on pages 3 and 4. Please be advised
that the extension announcement will need to be filed and will need to include the
number of securities deposited to date.

<u>When and how will I be paid for my tendered Shares, page vii</u>

3. We note that you state that you will pay for tendered shares "as promptly as
practicable" or "promptly after acceptance." Please revise or explain to us how
you are complying with Rule 14e-1(c) and the requirement to pay the
consideration or return the securities "promptly" after the termination or
expiration of the offer.

<u>Have any Epolin, Inc. stockholders agreed to tender their Shares, page viii</u>

4. Please revise to disclose the total number and percentage of shares subject to the
Tender and Voting Agreements.

<u>Introduction, page 1</u>

5. We note that you state that the Minimum Condition would be satisfied if at least
6,355,291 shares are tendered. Given that you have already entered into Tender
and Voting Agreements for 3,515,545 shares and that other members of
management are expected to tender, please disclose the number of shares required
to be tendered by non-affiliates to meet the Minimum Condition.

<u>Terms of the Offer, page 3</u>

6. Please revise to state that during a subsequent offering period, the bidders will
immediately accept and pay for <u>all</u> shares that are validly tendered pursuant to the
Offer. In addition, please revise to state that if the bidders elect to provide a
subsequent offering period, the bidders will announce the results no later than
<u>9:00 a.m. Eastern Time</u> on the next business day after the expiration date of the
initial offering period. Refer to Rule 14d-11. Please similarly revise the
description of the subsequent offering period on page 5.

Acceptance for Payment and Payment, page 8

7. We note that in the first sentence of the third paragraph on page 9, the bidders reserve the right to transfer or assign the right to purchase the shares tendered in the offer. Please confirm your understanding that any entity to which the bidder assigns the right to purchase shares in this offer must be included as a bidder in this offer. Adding additional bidders may require you to disseminate additional offer materials and to extend the term of the offer.

Certain Information Concerning Parent and Purchaser, page 12

8. Please revise to include the securities ownership information required by Item 1008 of Regulation M-A. In this regard, please describe your beneficial ownership pursuant to the irrevocable proxy in the Tender and Voting Agreements.

Source and Amount of Funds, page 13

9. We note that you have filed a redacted Commitment Letter. Please file an unredacted Commitment Letter with your next amendment. In the alternative, you may submit a confidential treatment request for information redacted from the exhibit; however, please be advised that confidential treatment is generally not appropriate for material information which is required to be disclosed. Refer to Staff Legal Bulletin No.1 (February 28, 1997), which describes the requirements for confidential treatment requests.

10. Please revise to disclose the material terms of the commitment letter, including the total amount of the financing commitment and the material conditions to the financing. Refer to Item 1007(d)(1) of Regulation M-A.

Certain Conditions to the Offer, page 26

11. A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please revise to describe what the requirements of the New Jersey Industrial Site Recovery Act are and how minimum Adjusted Cash and minimum Adjusted Net Working Capital will be calculated since it is not apparent that shareholders will understand what events or non-events would "trigger" each condition, allowing you to abandon the offer.

12. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. In the absence of any objective criteria, such as a standard of reasonableness, satisfaction of the offer conditions in the

sole discretion of the bidder results in the offer being deemed illusory. Please revise to include an objective standard for the determination of whether a condition has been satisfied. See Section 14(e) of the Exchange Act.

13. We note the bidders' right to waive conditions. If the bidders decide to waive any material conditions, please note that they must expressly announce their decision in a manner reasonably calculated to inform security holders of the waiver. In this regard, it appears that the waiver of the minimum condition, the minimum Adjusted Cash, minimum Adjusted Net Working Capital, or the New Jersey Industrial Site Recovery Act condition would constitute a material change requiring that at least five business days remain in the offer after such waiver. Please provide us with the bidders' views on this issue and whether or not waiver of the remaining conditions will constitute a material change. See Rule 14d-4(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- each bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions